Exhibit 99.1

PRESS RELEASE

FINAL –FOR IMMEDIATE RELEASE

Navios Maritime Holdings Inc. Announces

New Five-Year Time Charter for the Panamax Navios Prosperity

PIRAEUS, Greece, March 12, 2007 /PRNewswire – FirstCall/ -- Navios Maritime Holdings Inc. (“Navios”) (NYSE: NM), a large, global, vertically integrated seaborne shipping company, announced today that it had secured a new favorable time charter contract for its long-term chartered-in 83,000 dwt panamax, the Navios Prosperity.  This large, modern vessel is scheduled to be delivered to Navios’s chartered-in fleet in June of this year.  The Company also holds a purchase option on this vessel.

The five-year charter will commence upon delivery of the vessel in June at a net rate of $24,000 per day.

“We are experiencing a healthy market for time charters. In our view, the rate and length of this charter are very attractive, particularly as the Navios Prosperity will not be delivered into our fleet for another three months,” said Ms. Angeliki Frangou, Chairman and CEO of Navios.  “More importantly however, the creditworthiness of the counterparty allows us to enter into a charter of 5 years.  We will continue to leverage the quality of our fleet to generate stable cash flow and shareholder value.”

As a result of these charters, Navios has extended the coverage of its core fleet (excluding vessels acquired through the Kleimar N.V. transaction) to 85.5% for 2007, 52.8% for 2008 and 14.4% for 2009.

Navios currently controls 45 vessels, of which 21 are owned and 24 are chartered-in.  Of the 24 chartered-in vessels, 15 are currently operating, and nine are still to be delivered.  Navios holds ten purchase options on the 24 chartered-in vessels, six on operating vessels, and four on the vessels still to be delivered. All of these purchase options are for exercise prices below the related vessel’s current market value.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay as well as the Kleimar office in Antwerp, Belgium.

Navios's stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols "NM" and “NM WS”, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:

Navios Maritime Holdings Inc.

+1 212.279.8820

investors@navios.com

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